SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(AMENDMENT NO. __)
Under the Securities Exchange Act of 1934
CHEMBIO DIAGNOSTICS INC.
(Name of Issuer)
Common Stock, $0.01 par value per share
(Title of Class of Securities)
89268C 10 3
(CUSIP Number)
Adam Blonsky
c/o Crestview Capital Master, LLC
95 Revere Drive, Suite A
Northbrook, IL 60062
(847) 559-0060
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
December 7, 2007
(Date of Event which Requires Filing of this Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒
     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
     * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	89268C 10 3	Page	2	of	7 Pages

1	NAMES OF REPORTING PERSONS Crestview Capital Master, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,035,293 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

2,035,293 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,035,293 (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.2%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
* Based upon 14,317,165 issued and outstanding shares of Common Stock as disclosed by the Issuer to the Reporting Persons on December 6, 2007.

CUSIP No.	89268C 10 3	Page	3	of	7 Pages

1	NAMES OF REPORTING PERSONS Crestview Capital Partners, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Illinois

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,035,293 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

2,035,293 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,035,293 (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.2%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
* Based upon 14,317,165 issued and outstanding shares of Common Stock as disclosed by the Issuer to the Reporting Persons on December 6, 2007.

Cusip No. 89268C 10 3	13D	Page 4 of 7 Pages
This Schedule 13D (“Schedule 13D”) is being filed by Crestview Capital Master, LLC (“Crestview”) and Crestview Capital Partners, LLC (“Crestview Partners”) (each, a “Reporting Person” and, collectively, the “Reporting Persons”).
Item 1. Security and Issuer.
This statement on Schedule 13D relates to the common stock, $0.01 par value per share (the “Common Stock”), of Chembio Diagnostics, Inc. (the “Company” or the “Issuer”), a corporation organized under the laws of the State of Nevada. The address of the Issuer’s principal executive offices is 3661 Horseblock Road, Medford, New York 11763.
Item 2. Identity and Background
(a)	This Schedule 13D is filed as a joint statement pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by each of the Reporting Persons. The Reporting Persons are making a joint filing due solely to (i) the ownership by Crestview of more than 5% of the Common Stock, (ii) the beneficial ownership of shares of Common Stock by Crestview Partners and (iii) the relationships between the Reporting Persons. As reported in Item 5 hereof, each of Stewart Flink, Robert Hoyt and Daniel Warsh are managers of Crestview Partners, and as such may be deemed to share the power to vote and to dispose of investments beneficially owned by Crestview Partners, including the Common Stock; however each expressly disclaims beneficial ownership of such shares of Common Stock.

(b)	The business address for each Reporting Person, and for each of Messrs. Flink, Hoyt and Warsh, is c/o Crestview Capital Funds, 95 Revere Drive, Suite A, Northbrook, Illinois 60062.

(c)	The principal business of each Reporting Person is purchasing, selling, trading and investing in securities, and the principal business of each of Messrs. Flink, Hoyt and Warsh is working for Crestview.

(d)	No Reporting Person, and none of Messrs. Flink, Hoyt or Warsh, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)	Except as set forth below, no Reporting Person, and none of Messrs. Flink, Hoyt or Warsh, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

On February 26, 2007, the Securities and Exchange Commission (the “SEC”) filed a civil complaint against Crestview Partners and Mr. Flink alleging that they made a materially false representation in relation to each of two registered direct offerings in 2003 and 2004 by entering into subscription agreements containing a representation that Crestview-related funds had not engaged in short sales of the securities being offered during the ten days prior to the signing of the subscription document even though such Crestview-related funds had in fact engaged in such short sales. Without admitting or denying the allegations in the SEC’s complaint, Crestview Partners and Mr. Flink agreed to settle this matter. As a result, a final judgment was entered by the court on February 26, 2007, permanently enjoining Crestview Partners and Mr. Flink from violating Section 10(b) of the Exchange Act and Rule 10b-5 thereunder. Crestview agreed to pay $197,320 in disgorgement of profits and a civil penalty in the same amount, plus interest, and Mr. Flink agreed to pay a civil penalty in the amount of $120,000. Crestview Partners also agreed to retain an independent consultant to monitor Crestview Partners’ compliance procedures and to report to the staff of the SEC with respect thereto. The SEC did not seek or impose any administrative bars or suspensions against Crestview Partners or Mr. Flink.

(f)	Crestview is a Delaware limited liability company. Crestview Partners is an Illinois limited liability company. Each of Messrs. Flink, Hoyt and Warsh is a United States Citizen.

Cusip No. 89268C 10 3	13D	Page 5 of 7 Pages
Item 3. Source and Amount of Funds or Other Consideration.
All funds used to purchase the securities of the Company set forth herein on behalf of the Reporting Persons have come directly from the assets controlled by such Reporting Persons and their affiliates, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business. The aggregate amount of funds used in purchasing the Common Stock included in Item 5 of this Schedule 13D was approximately $867,649. The aggregate amount of funds used in purchasing the Series B Preferred Stock (as defined below), the Series C Preferred Stock (as defined below) and the Warrants (as defined below) included in Item 5 of this Schedule 13D was approximately $6,000,000.
Item 4. Purpose of Transaction.
All securities of the Issuer currently held by the Reporting Persons were originally acquired for investment purposes.
As disclosed by the Issuer in Forms 8-K filed with the SEC on October 19, 2007, December 5, 2007 and December 6, 2007, the Issuer has announced its consideration of amendments to the terms of certain of its currently-outstanding preferred stock, warrants and options (the “Plan”). Crestview has, in discussions with the Issuer, indicated its intention to participate in the Plan resulting in the automatic conversion of all of the Company’s outstanding preferred stock (including that reported as owned herein) and to exercise some portion (10%) of its Warrants (as defined in Item 5 below) pursuant to the Plan (all of its Series C Warrants and a small portion of its Series B Warrants). Notwithstanding the Issuer’s description in its Forms 8-K, Crestview has not committed to participate in the Plan or made a final determination as to whether Crestview will participate in the Plan, and Crestview will continue to review and consider the Plan. If Crestview does in fact participate in the Plan at the level it has discussed with the Issuer, the Reporting Persons expect that upon the initial closing of the transactions contemplated by the Plan (anticipated to be December 18, 2007), they would beneficially own approximately 36.5% of the issued and outstanding shares of the Common Stock. The foregoing is an estimate only and is based on (i) 14,317,165 issued and outstanding shares of Common Stock as disclosed by the Issuer to the Reporting Persons on December 6, 2007, (ii) the assumption that 41,260,523 shares of Common Stock will be issued upon automatic conversion of all of the Company’s outstanding preferred stock as contemplated by the Plan, (iii) the assumption that 10% of all outstanding warrants and options of the Company will be exercised in connection with the Plan and (iv) the elimination pursuant to the Plan of the beneficial ownership limitations referred to in Item 5 below. The Reporting Persons’ actual beneficial ownership upon such initial closing, however, will depend on the portion of the Warrants that Crestview elects to exercise pursuant to the Plan if it participates in the Plan, as well as the extent to which other eligible holders of the Issuer’s warrants and options elect to participate in the Plan. Crestview is also exploring the purchase of approximately 3 shares of Series C Preferred Stock or the approximate number of shares of Common Stock issuable upon conversion of such 3 shares of Series C Preferred Stock. It is Crestview’s intention that other key holders of the Company’s preferred stock identified in the Form 8-K filed by the Issuer with the SEC on October 19, 2007 would likewise make purchases of Series C Preferred Stock in a sufficient amount such that such purchases in the aggregate would be sufficient to allow such holders to effectuate the consent of the holders of Series C Preferred Stock in order to effectuate the Plan. Although the Reporting Persons beneficial ownership resulting from the Plan if it is consummated could be quite large, the Reporting Persons disclaim a control intention with respect to the Issuer. Other than as set forth herein, the Reporting Persons have no plans or proposals which relate to or would result in any of the actions set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer.
(a) - (b)	As of the date hereof, Crestview owns 2,035,293 shares of Common Stock (excluding shares underlying certain securities that have 4.99% or 9.99% beneficial ownership limitations, as described below), representing approximately 14.2% of the total number of issued and outstanding shares of Common Stock. The calculation of the foregoing percentage is based upon 14,317,165 issued and outstanding shares of Common Stock as disclosed by the Issuer to the Reporting Persons on December 6, 2007. As of the date hereof, Crestview also owns (i) Series B 9% Convertible Preferred Shares of the Issuer (“Series B Preferred Stock”) that are convertible into a total of 6,747,766 shares of Common Stock, (ii) Series C 7% Convertible Preferred Shares of the Issuer (“Series C Preferred Stock”) that are convertible into a total of 2,500,000 shares of Common Stock, (iii) Common Stock Purchase Warrants to purchase a total of 6,229,507 shares of Common Stock (the “Series B Warrants”) and (iv) Common Stock Purchase Warrants to purchase a total of 625,000 shares of Common Stock (the “Series C Warrants” and, collectively with the Series B Warrants, the “Warrants”). The terms of the Series B Preferred Stock, the Series C Preferred Stock and the Warrants contain restrictions that prevent them from being converted or exercised, as applicable, if the number of shares of Common Stock to be issued pursuant to such conversion or exercise (as applicable) would cause Crestview together with its affiliates to own in excess of 4.99% or, if the foregoing restriction is waived, with

Cusip No. 89268C 10 3	13D	Page 6 of 7 Pages
respect to the Series C Preferred Stock and the Series C Warrants, 9.99%, of the issued and outstanding Common Stock immediately after giving effect to such conversion or exercise (as applicable). Since Crestview beneficially owns 14.2% of the outstanding shares of Common Stock, such shares of Series B Preferred Stock and Series C Preferred Stock and such Warrants currently are not convertible or exercisable (as applicable) and the underlying shares of Common Stock have not been included in the calculations of beneficial ownership of the Reporting Persons or the aggregate number of outstanding shares of Common Stock of the Issuer. Reference is made, however, to the disclosure set forth in the second paragraph of Item 4 above, which is incorporated into this Item 5 by this reference. The Series B Preferred Stock, the Series C Preferred Stock and the Warrants reported in this Item 5 were acquired from the Issuer in the transactions disclosed in the Forms 8-K filed by the Issuer with the SEC on January 31, 2005 and October 5, 2006, to which reference is hereby made.

Crestview Partners is the sole manager of Crestview, and as such has the power to vote and to dispose of investments beneficially owned by Crestview, including the Common Stock, and thus may also be deemed to beneficially own the above-described shares of Common Stock beneficially owned by Crestview.

Currently, Messrs. Flink, Hoyt and Warsh are the managers of Crestview Partners, and as such may be deemed to share the power to vote and to dispose of investments beneficially owned by Crestview Partners, including the Common Stock; however, each expressly disclaims beneficial ownership of such shares of Common Stock.

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Pursuant to Rule 13d-1(k)(1) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this Schedule 13D, and any amendment or amendments hereto. Reference is made to Items 3 and 5 of this Schedule 13D, which are incorporated by reference herein, for a description of the contracts and arrangements between Crestview and the Company and of the relationships between the Reporting Persons.
The disclosure set forth in the second paragraph of Item 4 above is incorporated into this Item 6 by this reference.
Item 7. Material to be Filed as Exhibits.
Item 99.1 Joint Filing Agreement dated December 7, 2007

Cusip No. 89268C 10 3	13D	Page 7 of 7 Pages
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: December 7, 2007

CRESTVIEW CAPITAL MASTER, LLC

By:	CRESTVIEW CAPITAL PARTNERS, LLC, its sole Manager

By:

/s/ Robert Hoyt
	Name:	Robert Hoyt
	Title:	Manager

CRESTVIEW CAPITAL PARTNERS, LLC

By:

/s/ Robert Hoyt
	Name:	Robert Hoyt
	Title:	Manager

EXHIBIT INDEX

Exhibit 99.1	Joint Filing Agreement, dated as of December 7, 2007, between the Reporting Persons.